UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-11176

For the month of                       October                           , 2009.
                ---------------------------------------------------------

                                Group Simec, Inc.
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                  Av. Lazaro Cardenas 601, Colonia la Nogalera,
                       Guadalajara, Jalisco, Mexico 44440
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F |X|             Form 40-F |_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

         Yes       |_|             No        |X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

         Yes       |_|             No        |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes       |_|             No        |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO SIMEC, S.A.B. de C.V.
                                                --------------------------------
                                                          (Registrant)

Date: October 29, 2009.                     By: /s/ Luis Garcia Limon
                                                --------------------------------
                                                Name:  Luis Garcia Limon
                                                Title: Chief Executive Officer

[LOGO]    GRUPO
          SIMEC

PRESS RELEASE             Contact:            Sergio Vigil Gonzalez
                                              Jose Flores Flores
                                              Grupo Simec, S.A. de C.V.
                                              Calzada Lazaro Cardenas 601
                                              44440 Guadalajara, Jalisco, Mexico
                                              52 55 1165 1025
                                              52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2009

GUADALAJARA, MEXICO, October 28, 2009- Grupo Simec, S.A.B. de C.V. (AMEX: SIM) ("Simec") announced today its results of operations for the nine-month period ended September 30, 2009.

Nine-Month Period Ended September 30, 2009 compared to Nine-Month Period Ended September 30, 2008

Net Sales

Net sales decreased 48% to Ps. 14,277 million in the nine-month period ended September 30, 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,854 million) compared to Ps. 27,567 million in the same period 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,586 million). Shipments of finished steel products decreased 35% to 1,528 thousand tons in the nine-month period ended September 30, 2009 (including the net sales generated by the newly acquired plants of Grupo San of 386 thousand tons) compared to 2,357 thousand tons in the same period 2008 (including the net sales generated by the newly acquired plants of Grupo San of 144 thousand tons). Total sales outside of Mexico in the nine-month period ended September 30, 2009 decreased 69% to Ps. 6,108 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 9 million) compared with Ps. 19,489 million in the same period 2008, (including the net sales generated by the newly acquired plants of Grupo San of Ps. 97 million) while total Mexican sales increased 1% from Ps. 8,078 million in the nine-month period ended September 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,489 million) to Ps. 8,169 millions in the same period 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,845 million). The decrease in sales is due to lower shipments during the nine-month period ended September 30, 2009, compared to the same period in 2008 (a 829,000 tons decrease). The average price of steel products decreased 20% in the nine-month period ended September 30, 2009 compared with the same period of 2008.

Direct Cost of Sales

Direct cost of sales decreased 48% from Ps. 22,469 million in the nine-month period ended September 30, 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 970 million) to Ps. 11,610 million in the same period 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,912 million). Direct cost of sales as a percentage of net sales represented 81% in the nine-month period ended September 30, 2009 compared to 82% in the same period 2008. The average cost of raw materials used to produce steel products decreased 20% in the nine-month period ended September 30, 2009 versus the same period 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit in the nine-month period ended September 30, 2009 was Ps. 2,667 million (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 942 million) compared to Ps. 5,098 million in the same period 2008 (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 616 million). Marginal profit as a percentage of net sales in the nine-month period ended September 30, 2009 was 19% compared to 18% in the same period 2008. The decline in marginal profit is due to lower shipments of 35% during the nine-month period ended September 30, 2009 compared with the same period of 2008.

Operating Expenses

Operating expenses increased 23% to Ps. 1,665 million in the nine-month period ended September 30, 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 331 million and the amortization of the tangible and intangible assets of Ps. 269 million registered by the acquisition of Grupo San) compared to Ps. 1,358 million in the same period 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 202 million), and represented 12% of net sales in the nine-month period ended September 30, 2009 and 5% of net sales in the same period 2008.

Operating Income

Operating income decreased 73% to Ps. 1,002 million for the nine-month period ended September 30, 2009 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 342 million) compared to Ps. 3,740 million in the same period 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 414 million). Operating income as a percentage of net sales was 7% in the nine-month period ended September 30, 2009 compared to 14% in the same period 2008. The decline in operating income is due to lower shipments of 35% during the nine-month period ended September 30, 2009 compared with the same period of 2008.

Comprehensive Financial Cost

Comprehensive financial cost in the nine-month period ended September 30, 2009 represented an expense of Ps. 49 million compared with an expense of Ps. 233 million in the same period 2008. Net interest expense was Ps. 24 million in the nine-month period ended September 30, 2009 compared with a net interest income of Ps. 81 million in the same period 2008. At the same time, we registered an exchange loss of Ps. 25 million in the nine-month period ended September 30, 2009 compared with an exchange loss of Ps. 314 million in the same period 2008, reflecting a 0.3% increase in the value of the peso versus the dollar in the nine-month period ended September 30, 2009 compared to the same period of 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 7 million in the nine-month period ended September 30, 2009 compared to other income net of Ps. 53 million in the same period 2008.

Income Taxes

Income Taxes recorded a provision of Ps. 168 million in the nine-month period ended September 30, 2009 (including the provision of Ps. 15 million of deferred income taxes) compared to Ps. 1,209 million in the same period of 2008 (including the provision of Ps. 771 million of deferred income taxes).

Net Income

As a result of the foregoing, net income decreased by 66% to Ps. 792 million in the nine-month period ended September 30, 2009 from Ps. 2,351 million in the same period 2008.

Liquidity and Capital Resources

As of September 30, 2009, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on September 30, 2009 was U.S. $411,654). As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

Comparative third quarter 2009 vs second quarter 2009

Net Sales

Net sales increased 21% from Ps. 4,161 million for the second quarter 2009 to Ps. 5,035 million for the third quarter 2009. Sales in tons of finished steel increased 17% to 551 thousand tons in the third quarter 2009 compared with 471 thousand tons in the second quarter 2009. The total sales outside of Mexico for the third quarter 2009 increased 53% to Ps. 2,348 million compared with Ps. 1,538 million for the second quarter 2009. Total Mexican sales increased 2% to Ps. 2,687 million in the third quarter 2009 from Ps. 2,623 million in the second quarter 2009. Prices of finished products sold in the third quarter 2009 increased approximately 3% compared to the second quarter 2009.

Direct Cost of Sales

Direct cost of sales increased 30% from Ps. 3,256 million in the second quarter 2009 to Ps. 4,243 million for the third quarter 2009. With respect to sales, in the third quarter 2009, the direct cost of sales represents 85% compared to 78% for the second quarter 2009. The average cost of raw materials used to produce steel products increased 12% in the third quarter 2009 versus the second quarter 2009, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit for the third quarter 2009 decreased 12% to Ps. 792 million compared to Ps. 905 million in the second quarter 2009. The marginal profit as a percentage of net sales for the third quarter 2009 was 16% compared with 22% for the second quarter of 2009. The decline in marginal profit is due to the increase in the cost of raw materials used to produce steel products in the third quarter 2009 versus the second quarter 2009.

Operating Expenses

Operating expenses decreased 1% to Ps. 537 million in the third quarter 2009 compared to Ps. 543 million for the second quarter 2009. Operating expenses as a percentage of net sales represented 11% during the third quarter 2009 and 13% during the second quarter 2009.

Operating Income

Operating income decreased 30% from an operating income of Ps. 362 million in the second quarter 2009 to Ps. 255 million of operating income for the third quarter 2009. The operating income as a percentage of net sales in the third quarter 2009 was 5% compared to 9% in the second quarter 2009. The decrease in operating income is due to the increase in the cost of raw materials used to produce steel products in the third quarter 2009 versus the second quarter 2009.

Comprehensive Financial Income (Cost)

Comprehensive financial income for the third quarter 2009 represented a gain of Ps. 12 million compared with an expense of Ps. 121 million for the second quarter 2009. Net interest expense was Ps. 13 million in the third quarter 2009 compared with Ps. 8 million of net interest expense in the second quarter 2009. At the same time we registered an exchange gain of Ps. 25 million in the third quarter 2009 compared with an exchange loss of Ps. 113 million in the second quarter 2009.

Other Expenses (Income) net

The company recorded other income net of Ps. 7 million in the third quarter 2009 compared with other expense net of Ps. 1 million for the second quarter 2009.

Income Taxes

Income Taxes for the third quarter 2009 was an expense of Ps. 7 million compared to Ps. 154 million of expense for the second quarter 2009.

Net Income

As a result of the foregoing, net income was Ps. 267 million in the third quarter 2009 compared to Ps. 86 million of net income in the second quarter 2009.

Comparative third quarter 2009 vs third quarter 2008

Net Sales

Net sales decreased 52% from Ps. 10,533 million for the third quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,073 million) to Ps. 5,035 million for the third quarter 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 955 million). Sales in tons of finished steel decreased 31% to 551 thousand tons in the third quarter 2009 compared with 795 thousand tons in the third quarter 2008. The total sales outside of Mexico for the third quarter 2009 decreased 68% to Ps. 2,348 million compared with Ps. 7,317 million for the third quarter 2008. Total Mexican sales decreased 16% to Ps. 2,687 million in the third quarter 2009 from Ps. 3,216 million in the third quarter 2008. Prices of finished products sold in the third quarter 2009 decreased approximately 31% compared to the third quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 51% from Ps. 8,726 million in the third quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 663 million) to Ps. 4,243 million for the third quarter 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 671 million). With respect to sales, in the third quarter 2009, the direct cost of sales represents 84% compared to 83% for the third quarter 2008. The average cost of raw materials used to produce steel products decreased 30% in the third quarter 2009 versus the third quarter 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit for the third quarter 2009 decreased 56% to Ps. 792 million (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 284 million) compared to Ps. 1,807 million in the third quarter 2008 (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 410 million). The marginal profit as a percentage of net sales for the third quarter 2009 was 16% compared with 17% for the third quarter 2008. The decline in marginal profit is due to lower shipments of 31% during the third quarter 2009 compared with the third quarter 2008.

Operating Expenses

Operating expenses decreased 5% to Ps. 537 million in the third quarter 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 109 million and the amortization of the tangible and intangible assets of Ps. 89 million registered by the acquisition of Grupo San) compared to Ps. 564 million for the third quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 149 million). Operating expenses as a percentage of net sales represented 11% during the third quarter 2009 and 5% during the third quarter 2008.

Operating Income

Operating income decreased 79% from an operating income of Ps. 1,243 million in the third quarter 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 261 million) to Ps. 255 million of operating income for the third quarter 2009 (including the operating loss generated by the newly acquired plants of Grupo San of Ps. 86 million). The operating income as a percentage of net sales in the third quarter 2009 was 5% compared to 12% in the third quarter 2008. The decrease in operating income is due to lower shipments of 31% during the third quarter 2009 compared with the third quarter 2008.

Comprehensive Financial Income (Cost)

Comprehensive financial income for the third quarter 2009 represented a gain of Ps. 12 million compared with a gain of Ps. 25 million for the third quarter 2008. Net interest expense was Ps. 13 million in the third quarter 2009 compared with Ps. 11 million of net interest expense in the third quarter 2008. At the same time we registered an exchange gain of Ps. 25 million in the third quarter 2009 compared with an exchange gain of Ps. 36 million in the third quarter 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 7 million in the third quarter 2009 compared with other income net of Ps. 49 million for the third quarter 2008.

Income Taxes

Income Taxes for the third quarter 2009 was an expense of Ps. 7 million compared to Ps. 483 million of income for the third quarter 2008.

Net Income

As a result of the foregoing, net income was Ps. 267 million in the third quarter 2009 compared to Ps. 834 million of net income in the third quarter 2008.

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                        AT SEPTEMBER 30 OF 2009 AND 2008
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
 REF                              CONCEPTS                                  CURRENT YEAR               PREVIOUS YEAR
  S
------------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT          %           AMOUNT           %
------------------------------------------------------------------------------------------------------------------------
 s01   TOTAL ASSETS                                                    30,629,914       100        30,807,410        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s02   CURRENT ASSETS                                                  13,425,170        44        14,099,087         46
------------------------------------------------------------------------------------------------------------------------
 s03   CASH AND SHORT-TERM INVESTMENTS                                  1,709,796         6           621,529          2
------------------------------------------------------------------------------------------------------------------------
 s04   ACCOUNTS AND NOTES RECEIVABLE (NET)                              2,523,430         8         4,276,608         14
------------------------------------------------------------------------------------------------------------------------
 s05   OTHER ACCOUNTS AND NOTES RECEIVABLE                                584,230         2           712,722          2
------------------------------------------------------------------------------------------------------------------------
 s06   INVENTORIES                                                      8,371,833        27         8,281,058         27
------------------------------------------------------------------------------------------------------------------------
 s07   OTHER CURRENT ASSETS                                               235,881         1           207,170          1
------------------------------------------------------------------------------------------------------------------------
 s08   LONG-TERM                                                                0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s09   ACCOUNTS AND NOTES RECEIVABLE (NET)                                      0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s10   INVESTMENT IN SHARES OF NON-CONSOLIDATED
         SUBSIDIARIES AND ASSOCIATES                                            0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s11   OTHER INVESTMENTS                                                        0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s12   PROPERTY, PLANT AND EQUIPMENT (NET)                              9,931,055        32         9,505,835         31
------------------------------------------------------------------------------------------------------------------------
 s13   LAND AND BUILDINGS                                               3,732,480        12         3,337,012         11
------------------------------------------------------------------------------------------------------------------------
 s14   MACHINERY AND INDUSTRIAL EQUIPMENT                              12,824,310        42        12,073,769         39
------------------------------------------------------------------------------------------------------------------------
 s15   OTHER EQUIPMENT                                                    231,272         1           231,790          1
------------------------------------------------------------------------------------------------------------------------
 s16   ACCUMULATED DEPRECIATION                                         7,378,129        24         6,563,790         21
------------------------------------------------------------------------------------------------------------------------
 s17   CONSTRUCTION IN PROGRESS                                           521,122         2           427,054          1
------------------------------------------------------------------------------------------------------------------------
 s18   OTHER INTANGIBLE ASSETS AND  DEFERRED ASSETS (NET)               7,151,466        23         7,105,029         23
------------------------------------------------------------------------------------------------------------------------
 s19   OTHER ASSETS                                                       122,223         0            97,459          0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s20   TOTAL LIABILITIES                                                8,465,596       100        10,114,717        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s21   CURRENT LIABILITIES                                              4,165,860        49         6,212,902         61
------------------------------------------------------------------------------------------------------------------------
 s22   SUPPLIERS                                                        2,020,071        24         4,214,351         42
------------------------------------------------------------------------------------------------------------------------
 s23   BANK LOANS                                                               0         0           555,783          5
------------------------------------------------------------------------------------------------------------------------
 s24   STOCK MARKET LOANS                                                   4,078         0             3,226          0
------------------------------------------------------------------------------------------------------------------------
s103   OTHER LOANS WITH COST                                                    0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s25   TAXES PAYABLE                                                      230,728         3           397,003          4
------------------------------------------------------------------------------------------------------------------------
 s26   OTHER CURRENT LIABILITIES WITHOUT COST                           1,910,983        23         1,042,539         10
------------------------------------------------------------------------------------------------------------------------
 s27   LONG-TERM LIABILITIES                                                    0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s28   BANK LOANS                                                               0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s29   STOCK MARKET LOANS                                                       0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s30   OTHER LOANS WITH COST                                                    0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s31   DEFERRED LIABILITIES                                                     0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s32   OTHER NON-CURRENT LIABILITIES WITHOUT COST                       4,299,736        51         3,901,815         39
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s33   CONSOLIDATED STOCKHOLDERS' EQUITY                               22,164,318       100        20,692,693        100
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s34   MINORITY INTEREST                                                2,740,298        12         3,010,295         15
------------------------------------------------------------------------------------------------------------------------
 s35   MAJORITY INTEREST                                               19,424,020        88        17,682,398         85
------------------------------------------------------------------------------------------------------------------------
 s36   CONTRIBUTED CAPITAL                                              8,350,900        38         8,350,900         40
------------------------------------------------------------------------------------------------------------------------
 S79   CAPITAL STOCK                                                    4,142,696        19         4,142,696         20
------------------------------------------------------------------------------------------------------------------------
 s39   PREMIUM ON ISSUANCE OF SHARES                                    4,208,204        19         4,208,204         20
------------------------------------------------------------------------------------------------------------------------
 s40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                               0         0                 0          0
------------------------------------------------------------------------------------------------------------------------
 s41   EARNED CAPITAL                                                  11,073,120        50         9,331,498         45
------------------------------------------------------------------------------------------------------------------------
 s42   RETAINED EARNINGS AND CAPITAL RESERVES                          10,677,190        48         9,452,556         46
------------------------------------------------------------------------------------------------------------------------
 s44   OTHER ACCUMULATED COMPREHENSIVE RESULT                             395,930         2         (121,058)          0
------------------------------------------------------------------------------------------------------------------------
 s80   SHARES REPURCHASED                                                       0         0                 0          0
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

-----------------------------------------------------------------------------------------------------------------------
REF                                  CONCEPTS                              CURRENT YEAR               PREVIOUS YEAR
 S
-----------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT         %          AMOUNT            %
-----------------------------------------------------------------------------------------------------------------------
s03   CASH AND SHORT-TERM INVESTMENTS                                  1,709,796       100         621,529          100
-----------------------------------------------------------------------------------------------------------------------
s46   CASH                                                             1,546,154        90         520,535           84
-----------------------------------------------------------------------------------------------------------------------
s47   SHORT-TERM INVESTMENTS                                             163,642        10         100,994           16
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
s07   OTHER CURRENT ASSETS                                               235,881       100         207,170          100
-----------------------------------------------------------------------------------------------------------------------
s81   DERIVATIVE FINANCIAL INSTRUMENTS                                         0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s82   DISCONTINUED OPERATIONS                                                  0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s83   OTHER                                                              235,881       100         207,170          100
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
s18   OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)                7,151,466       100       7,105,029          100
-----------------------------------------------------------------------------------------------------------------------
s48   DEFERRED EXPENSES                                                2,950,654        41         275,915            4
-----------------------------------------------------------------------------------------------------------------------
s49   GOODWILL                                                         4,166,160        58       6,767,670           95
-----------------------------------------------------------------------------------------------------------------------
s51   OTHER                                                               34,652         0          61,444            1
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
s19   OTHER ASSETS                                                       122,223       100          97,459          100
-----------------------------------------------------------------------------------------------------------------------
s84   INTANGIBLE ASSET FROM LABOR OBLIGATIONS                                  0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s85   DERIVATIVE FINANCIAL INSTRUMENTS                                         0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s50   DEFERRED TAXES                                                           0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s86   DISCONTINUED OPERATIONS                                                  0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s87   OTHER                                                              122,223       100          97,459          100
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
s21   CURRENT LIABILITIES                                              4,165,860       100       6,212,902          100
-----------------------------------------------------------------------------------------------------------------------
s52   FOREIGN CURRENCY LIABILITIES                                     1,991,288        48       4,440,801           71
-----------------------------------------------------------------------------------------------------------------------
s53   MEXICAN PESOS LIABILITIES                                        2,174,572        52       1,772,101           29
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
s26   OTHER CURRENT LIABILITIES WITHOUT COST                           1,910,983       100       1,042,539          100
-----------------------------------------------------------------------------------------------------------------------
s88   DERIVATIVE FINANCIAL INSTRUMENTS                                   262,228        14         112,499           11
-----------------------------------------------------------------------------------------------------------------------
s89   INTEREST LIABILITIES                                                12,357         1           4,107            0
-----------------------------------------------------------------------------------------------------------------------
s68   PROVISIONS                                                               0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s90   DISCONTINUED OPERATIONS                                                  0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s58   OTHER CURRENT LIABILITIES                                        1,636,398        86         925,933           89
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
s27   LONG-TERM LIABILITIES                                                    0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s59   FOREIGN CURRENCY LIABILITIES                                             0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s60   MEXICAN PESOS LIABILITIES                                                0         0               0            0
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
s31   DEFERRED LIABILITIES                                                     0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s65   NEGATIVE GOODWILL                                                        0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s67   OTHER                                                                    0         0               0            0
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
s32   OTHER NON CURRENT LIABILITIES WITHOUT COST                       4,299,736       100       3,901,815          100
-----------------------------------------------------------------------------------------------------------------------
s66   DEFERRED TAXES                                                   4,218,856        98       3,732,267           96
-----------------------------------------------------------------------------------------------------------------------
s91   OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE                    32,138         1         111,948            3
-----------------------------------------------------------------------------------------------------------------------
s92   DISCONTINUED OPERATIONS                                                  0         0               0            0
-----------------------------------------------------------------------------------------------------------------------
s69   OTHER LIABILITIES                                                   48,742         1          57,600            1
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
s79   CAPITAL STOCK                                                    4,142,696       100       4,142,696          100
-----------------------------------------------------------------------------------------------------------------------
s37   CAPITAL STOCK (NOMINAL)                                          2,420,230        58       2,420,230           58
-----------------------------------------------------------------------------------------------------------------------
s69   RESTATEMENT OF CAPITAL STOCK                                     1,722,466        42       1,722,466           42
-----------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
REF                                  CONCEPTS                              CURRENT YEAR               PREVIOUS YEAR
 S
------------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT          %         AMOUNT             %
------------------------------------------------------------------------------------------------------------------------
 s42   RETAINED EARNINGS AND CAPITAL RESERVES                          10,677,190       100       9,452,556          100
------------------------------------------------------------------------------------------------------------------------
 s93   LEGAL RESERVE                                                            0         0               0            0
------------------------------------------------------------------------------------------------------------------------
 s43   RESERVE FOR REPURCHASE OF SHARES                                   200,612         2         200,612            2
------------------------------------------------------------------------------------------------------------------------
 s94   OTHER RESERVES                                                           0         0               0            0
------------------------------------------------------------------------------------------------------------------------
 s95   RETAINED EARNINGS                                                9,307,346        87       7,511,209           79
------------------------------------------------------------------------------------------------------------------------
 s45   NET INCOME FOR THE YEAR                                          1,169,232        11       1,740,735           18
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
 s44   OTHER ACCUMULATED COMPREHENSIVE RESULT                             395,930       100       (121,058)          100
------------------------------------------------------------------------------------------------------------------------
 s70   ACCUMULATED MONETARY RESULT                                              0         0               0            0
------------------------------------------------------------------------------------------------------------------------
 s71   RESULT FROM HOLDING NON-MONETARY ASSETS                                  0         0               0            0
------------------------------------------------------------------------------------------------------------------------
 s96   CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION                584,734       148        (45,040)           37
------------------------------------------------------------------------------------------------------------------------
 s97   CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS          (188,804)      (48)        (76,018)           63
------------------------------------------------------------------------------------------------------------------------
 s98   CUMULATIVE EFFECT OF DEFERRED INCOME TAXES                               0         0               0            0
------------------------------------------------------------------------------------------------------------------------
 s99   LABOR OBLIGATION ADJUSTMENT                                              0         0               0            0
------------------------------------------------------------------------------------------------------------------------
s100   OTHER                                                                    0         0               0            0
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                 BALANCE SHEETS
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                         CURRENT YEAR             PREVIOUS YEAR
 S
------------------------------------------------------------------------------------------------------------------------
                                                                                     AMOUNT                    AMOUNT
------------------------------------------------------------------------------------------------------------------------
S72    WORKING CAPITAL                                                               9,259,310                 7,886,185
------------------------------------------------------------------------------------------------------------------------
S73    PENSIONS FUND AND SENIORITY PREMIUMS                                                  0                   103,501
------------------------------------------------------------------------------------------------------------------------
S74    EXECUTIVES (*)                                                                       60                        60
------------------------------------------------------------------------------------------------------------------------
S75    EMPLOYERS (*)                                                                     1,638                     2,070
------------------------------------------------------------------------------------------------------------------------
S76    WORKERS (*)                                                                       2,767                     3,820
------------------------------------------------------------------------------------------------------------------------
S77    COMMON SHARES (*)                                                           497,709,214               497,709,214
------------------------------------------------------------------------------------------------------------------------
S78    REPURCHASED SHARES (*)                                                                0                         0
------------------------------------------------------------------------------------------------------------------------
S101   RESTRICTED CASH                                                                       0                         0
------------------------------------------------------------------------------------------------------------------------
S102   NET DEBT OF NON CONSOLIDATED COMPANIES                                          645,704                         0
------------------------------------------------------------------------------------------------------------------------

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                 FROM JANUARY 1 TO SEPTEMBER 30 OF 2009 AND 2008
                          (thousands of Mexican pesos)

-----------------------------------------------------------------------------------------------------------------------
REF                                  CATEGORIES                           CURRENT YEAR               PREVIOUS YEAR
 R
-----------------------------------------------------------------------------------------------------------------------
                                                                        AMOUNT         %          AMOUNT             %
-----------------------------------------------------------------------------------------------------------------------
r01   NET SALES                                                       14,277,276      100       27,567,332          100
-----------------------------------------------------------------------------------------------------------------------
r02   COST OF SALES                                                   11,609,911       81       22,469,467           82
-----------------------------------------------------------------------------------------------------------------------
r03   GROSS PROFIT                                                     2,667,365       19        5,097,865           18
-----------------------------------------------------------------------------------------------------------------------
r04   OPERATING EXPENSES                                               1,665,339       12        1,357,534            5
-----------------------------------------------------------------------------------------------------------------------
r05   OPERATING INCOME                                                 1,002,026        7        3,740,331           14
-----------------------------------------------------------------------------------------------------------------------
r08   OTHER INCOME AND (EXPENSE), NET                                      7,799        0           52,951            0
-----------------------------------------------------------------------------------------------------------------------
r06   COMPREHENSIVE FINANCING RESULT                                    (49,184)        0        (233,514)            0
-----------------------------------------------------------------------------------------------------------------------
r12   EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
      ASSOCIATES                                                               0        0                0            0
-----------------------------------------------------------------------------------------------------------------------
r48   NON ORDINARY ITEMS                                                       0        0                0            0
-----------------------------------------------------------------------------------------------------------------------
r09   INCOME BEFORE INCOME TAXES                                         960,641        7        3,559,768           13
-----------------------------------------------------------------------------------------------------------------------
r10   INCOME TAXES                                                       168,062        1        1,208,615            4
-----------------------------------------------------------------------------------------------------------------------
r11   INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                       792,579        6        2,351,153            9
-----------------------------------------------------------------------------------------------------------------------
r14   DISCONTINUED OPERATIONS                                                  0        0                0            0
-----------------------------------------------------------------------------------------------------------------------
r18   NET CONSOLIDATED INCOME                                            792,579        6        2,351,153            9
-----------------------------------------------------------------------------------------------------------------------
r19   NET INCOME OF MINORITY INTEREST                                  (376,653)      (3)          610,418            2
-----------------------------------------------------------------------------------------------------------------------
r20   NET INCOME OF MAJORITY INTEREST                                  1,169,232        8        1,740,735            6
-----------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

-----------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                 CURRENT YEAR                PREVIOUS YEAR
 R
-----------------------------------------------------------------------------------------------------------------------
                                                                        AMOUNT         %          AMOUNT             %
-----------------------------------------------------------------------------------------------------------------------
r01   NET SALES                                                       14,277,276      100       27,567,332          100
-----------------------------------------------------------------------------------------------------------------------
r21   DOMESTIC                                                         8,168,694       57        8,078,531           29
-----------------------------------------------------------------------------------------------------------------------
r22   FOREIGN                                                          6,108,582       43       19,488,801           71
-----------------------------------------------------------------------------------------------------------------------
r23   TRANSLATED INTO DOLLARS (***)                                      447,238                 1,859,864
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
r08   OTHER INCOME AND (EXPENSE), NET                                      7,799      100           52,951          100
-----------------------------------------------------------------------------------------------------------------------
r49   OTHER INCOME AND (EXPENSE), NET                                      7,799      100           61,641          116
-----------------------------------------------------------------------------------------------------------------------
r34   EMPLOYEES' PROFIT SHARING EXPENSES                                       0        0            8,690           16
-----------------------------------------------------------------------------------------------------------------------
r35   DEFERRED EMPLOYEES' PROFIT SHARING                                       0        0                0            0
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
r06   COMPREHENSIVE FINANCING RESULT                                    (49,184)      100        (233,514)          100
-----------------------------------------------------------------------------------------------------------------------
r24   INTEREST EXPENSE                                                    45,496     (93)           29,218         (13)
-----------------------------------------------------------------------------------------------------------------------
r42   GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0        0                0            0
-----------------------------------------------------------------------------------------------------------------------
r45   OTHER FINANCE COSTS                                                      0        0                0            0
-----------------------------------------------------------------------------------------------------------------------
r26   INTEREST INCOME                                                     20,955       43          110,125           47
-----------------------------------------------------------------------------------------------------------------------
r46   OTHER FINANCIAL PRODUCTS                                                 0        0                0            0
-----------------------------------------------------------------------------------------------------------------------
r25   FOREIGN EXCHANGE GAIN (LOSS), NET                                 (24,643)     (50)        (314,421)        (135)
-----------------------------------------------------------------------------------------------------------------------
r28   RESULT FROM MONETARY POSITION                                            0        0                0            0
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
r10   INCOME TAXES                                                       168,062      100        1,208,615          100
-----------------------------------------------------------------------------------------------------------------------
r32   INCOME TAX                                                         152,674       91          437,736           36
-----------------------------------------------------------------------------------------------------------------------
r33   DEFERRED INCOME TAX                                                 15,388        9          770,879           64
-----------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                              STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

-------------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                          CURRENT YEAR             PREVIOUS YEAR
 R
-------------------------------------------------------------------------------------------------------------------------
                                                                                      AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------------------------------------
r36    TOTAL SALES                                                                  14,674,857                27,900,486
-------------------------------------------------------------------------------------------------------------------------
r37    TAX RESULT FOR THE YEAR                                                               0                         0
-------------------------------------------------------------------------------------------------------------------------
r38    NET SALES (**)                                                               21,895,164                33,391,683
-------------------------------------------------------------------------------------------------------------------------
r39    OPERATION INCOME (**)                                                           376,924                 3,776,816
-------------------------------------------------------------------------------------------------------------------------
r40    NET INCOME OF MAJORITY INTEREST (**)                                          1,224,634                 1,845,140
-------------------------------------------------------------------------------------------------------------------------
r41    NET CONSOLIDATED INCOME (**)                                                    341,775                 2,315,149
-------------------------------------------------------------------------------------------------------------------------
r47    OPERATIVE DEPRECIATION AND AMORTIZATION                                         811,806                   430,097
-------------------------------------------------------------------------------------------------------------------------

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                  FROM JULY 1 TO SEPTEMBER 30 OF 2009 AND 2008
                          (thousands of Mexican pesos)

-----------------------------------------------------------------------------------------------------------------------
REF                                 CATEGORIES                            CURRENT YEAR               PREVIOUS YEAR
 R
-----------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT        %          AMOUNT             %
-----------------------------------------------------------------------------------------------------------------------
r01   NET SALES                                                        5,035,211      100       10,532,672          100
-----------------------------------------------------------------------------------------------------------------------
r02   COST OF SALES                                                    4,242,839       84        8,725,802           83
-----------------------------------------------------------------------------------------------------------------------
r03   GROSS PROFIT                                                       792,372       16        1,806,870           17
-----------------------------------------------------------------------------------------------------------------------
r04   OPERATING EXPENSES                                                 536,909       11          563,612            5
-----------------------------------------------------------------------------------------------------------------------
r05   OPERATING INCOME                                                   255,463        5        1,243,258           12
-----------------------------------------------------------------------------------------------------------------------
r08   OTHER INCOME AND (EXPENSE), NET                                      7,330        0           48,981            0
-----------------------------------------------------------------------------------------------------------------------
r06   COMPREHENSIVE FINANCING RESULT                                      11,461        0           24,944            0
-----------------------------------------------------------------------------------------------------------------------
r12   EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND
      ASSOCIATES                                                               0        0                0            0
-----------------------------------------------------------------------------------------------------------------------
r48   NON ORDINARY ITEMS                                                       0        0                0            0
-----------------------------------------------------------------------------------------------------------------------
r09   INCOME BEFORE INCOME TAXES                                         274,254        5        1,317,183           13
-----------------------------------------------------------------------------------------------------------------------
r10   INCOME TAXES                                                         7,287        0          483,004            5
-----------------------------------------------------------------------------------------------------------------------
r11   INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS                       266,967        5          834,179            8
-----------------------------------------------------------------------------------------------------------------------
r14   DISCONTINUED OPERATIONS                                                  0        0                0            0
-----------------------------------------------------------------------------------------------------------------------
r18   NET CONSOLIDATED INCOME                                            266,967        5          834,179            8
-----------------------------------------------------------------------------------------------------------------------
r19   NET INCOME OF MINORITY INTEREST                                   (80,758)      (2)          218,301            2
-----------------------------------------------------------------------------------------------------------------------
r20   NET INCOME OF MAJORITY INTEREST                                    347,725        7          615,878            6
-----------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                           BREAKDOWN OF MAIN CONCEPTS
                          (thousands of Mexican pesos)

------------------------------------------------------------------------------------------------------------------------
REF                                    CONCEPTS                              CURRENT YEAR              PREVIOUS YEAR
 R
------------------------------------------------------------------------------------------------------------------------
                                                                         AMOUNT             %      AMOUNT             %
------------------------------------------------------------------------------------------------------------------------
rt01   NET SALES                                                        5,035,211          100   10,532,672          100
------------------------------------------------------------------------------------------------------------------------
rt21   DOMESTIC                                                         2,686,776           53    3,216,177           31
------------------------------------------------------------------------------------------------------------------------
rt22   FOREIGN                                                          2,348,435           47    7,316,495           69
------------------------------------------------------------------------------------------------------------------------
rt23   TRANSLATED INTO DOLLARS (***)                                      177,944                   707,023
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
rt08   OTHER INCOME AND (EXPENSE), NET                                      7,330          100       48,981          100
------------------------------------------------------------------------------------------------------------------------
rt49   OTHER INCOME AND (EXPENSE), NET                                      7,330          100       46,956           96
------------------------------------------------------------------------------------------------------------------------
rt34   EMPLOYEES' PROFIT SHARING EXPENSES                                       0            0      (2,025)          (4)
------------------------------------------------------------------------------------------------------------------------
rt35   DEFERRED EMPLOYEES' PROFIT SHARING                                       0            0            0            0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
rt06   COMPREHENSIVE FINANCING RESULT                                      11,461          100       24,944          100
------------------------------------------------------------------------------------------------------------------------
rt24   INTEREST EXPENSE                                                    15,874          139       14,938           60
------------------------------------------------------------------------------------------------------------------------
rt42   GAIN (LOSS) ON RESTATEMENT OF UDI'S                                      0            0            0            0
------------------------------------------------------------------------------------------------------------------------
rt45   OTHER FINANCE COSTS                                                      0            0            0            0
------------------------------------------------------------------------------------------------------------------------
rt26   INTEREST INCOME                                                      2,873           25        3,516           14
------------------------------------------------------------------------------------------------------------------------
rt46   OTHER FINANCIAL PRODUCTS                                                 0            0            0            0
------------------------------------------------------------------------------------------------------------------------
rt25   FOREIGN EXCHANGE GAIN (LOSS), NET                                   24,462          213       36,366          146
------------------------------------------------------------------------------------------------------------------------
rt28   RESULT FROM MONETARY POSITION                                            0            0            0            0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
rt10   INCOME TAXES                                                         7,287          100      483,004          100
------------------------------------------------------------------------------------------------------------------------
rt32   INCOME TAX                                                          96,684        1,327       54,460           11
------------------------------------------------------------------------------------------------------------------------
rt33   DEFERRED INCOME TAX                                               (89,397)      (1,227)      428,544           89
------------------------------------------------------------------------------------------------------------------------

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                         QUARTERLY STATEMENTS OF INCOME
                                 OTHER CONCEPTS
                          (thousands of Mexican pesos)

-----------------------------------------------------------------------------------------------------
REF                                        CONCEPTS                     CURRENT YEAR    PREVIOUS YEAR
RT
-----------------------------------------------------------------------------------------------------
                                                                           AMOUNT           AMOUNT
-----------------------------------------------------------------------------------------------------
rt47   OPERATIVE DEPRECIATION AND AMORTIZATION                            267,057          163,935
-----------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                 FROM JANUARY 1 TO SEPTEMBER 30 OF 2009 AND 2008
                              (thousands of pesos)

-------------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                          CURRENT YEAR             PREVIOUS YEAR
 C
-------------------------------------------------------------------------------------------------------------------------
                                                                                      AMOUNT                    AMOUNT
-------------------------------------------------------------------------------------------------------------------------
       ACTIVITIES OF OPERATION
-------------------------------------------------------------------------------------------------------------------------
e01    INCOME (LOSS) BEFORE INCOME TAXES                                               960,641                 3,559,768
-------------------------------------------------------------------------------------------------------------------------
e02    + (-) ITEMS NOT REQUIRING CASH                                                        0                   450,000
-------------------------------------------------------------------------------------------------------------------------
e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                     788,894                   319,972
-------------------------------------------------------------------------------------------------------------------------
e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                      45,496                    29,218
-------------------------------------------------------------------------------------------------------------------------
e05    CASH FLOW BEFORE INCOME TAX                                                   1,795,031                 4,358,958
-------------------------------------------------------------------------------------------------------------------------
e06    CASH FLOW PROVIDED OR USED IN OPERATION                                       (474,173)               (3,032.880)
-------------------------------------------------------------------------------------------------------------------------
e07    CASH FLOW PROVIDED OF OPERATING ACTIVITIES                                    1,320,858                 1,326,078
-------------------------------------------------------------------------------------------------------------------------
       INVESTMENT ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------
e08    NET CASH FLOW FROM INVESTING ACTIVITIES                                       (144,649)               (8,802,003)
-------------------------------------------------------------------------------------------------------------------------
e09    CASH FLOW AFTER INVESTING ACTIVITIES                                          1,176,209               (7,475,925)
-------------------------------------------------------------------------------------------------------------------------
       FINANCING ACTIVITIES
-------------------------------------------------------------------------------------------------------------------------
e10    NET CASH FROM FINANCING ACTIVITIES                                             (43,154)                 1,714,628
-------------------------------------------------------------------------------------------------------------------------
e11    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                          1,133,055               (5,761,297)
-------------------------------------------------------------------------------------------------------------------------
e12    TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS                                  0                  (13,329)
-------------------------------------------------------------------------------------------------------------------------
e13    CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD                            576,741                 6,396,155
-------------------------------------------------------------------------------------------------------------------------
e14    CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                                1,709,796                   621,529
-------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                      STATE OF CASH FLOW (INDIRECT METHOD)
                           BREAKDOWN OF MAIN CONCEPTS
                              (thousands of pesos)

------------------------------------------------------------------------------------------------------------------------
REF                              CONCEPTS                                         CURRENT YEAR             PREVIOUS YEAR
 C
------------------------------------------------------------------------------------------------------------------------
                                                                                     AMOUNT                    AMOUNT
------------------------------------------------------------------------------------------------------------------------
e02    + (-) ITEMS NOT REQUIRING CASH                                                        0                   450,000
------------------------------------------------------------------------------------------------------------------------
e15    + ESTIMATES FOR THE PERIOD                                                            0                         0
------------------------------------------------------------------------------------------------------------------------
e16    + PROVISIONS FOR THE PERIOD                                                           0                   450,000
------------------------------------------------------------------------------------------------------------------------
e17    + (-) OTHER UNREALIZED ITEMS                                                          0                         0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
e03    + (-) ITEMS RELATED TO INVESTING ACTIVITIES                                     788,894                   319,972
------------------------------------------------------------------------------------------------------------------------
e18    +   DEPRECIATION AND AMORTIZATION FOR THE PERIOD                                811,806                   430,097
------------------------------------------------------------------------------------------------------------------------
e19    (-) + GAIN OR LOSS ON SALE PROPERTY, PLANT AND EQUIPMENT                              0                         0
------------------------------------------------------------------------------------------------------------------------
e20    + IMPAIRMENT LOSS                                                                     0                         0
------------------------------------------------------------------------------------------------------------------------
e21    (-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES                              0                         0
------------------------------------------------------------------------------------------------------------------------
e22    (-) DIVIDENDS RECEIVED                                                                0                         0
------------------------------------------------------------------------------------------------------------------------
e23    (-) INTEREST INCOME                                                            (20,955)                 (110,125)
------------------------------------------------------------------------------------------------------------------------
e24    (-) + OTHER ITEMS                                                               (1,957)                         0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
e04    + (-) ITEMS RELATED TO FINANCING ACTIVITIES                                      45,496                    29,218
------------------------------------------------------------------------------------------------------------------------
e25    + ACCRUED INTEREST                                                               45,496                    29,218
------------------------------------------------------------------------------------------------------------------------
e26    + (-) OTHER ITEMS                                                                     0                         0
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
e06    CASH FLOW PROVIDED OR USED IN OPERATION                                       (474,173)               (3,032,880)
------------------------------------------------------------------------------------------------------------------------
e27    + (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE                                332,042               (1,402,864)
------------------------------------------------------------------------------------------------------------------------
e28    + (-) DECREASE (INCREASE) IN INVENTORIES                                        478,073               (3,053,291)
------------------------------------------------------------------------------------------------------------------------
e29    + (-)DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES                         (142,571)                  (12,484)
------------------------------------------------------------------------------------------------------------------------
e30    + (-) INCREASE DECREASE IN SUPPLIERS                                        (1,379,700)                 1,864,394
------------------------------------------------------------------------------------------------------------------------
e31    + (-)INCREASE DECREASE IN OTHER LIABILITIES                                     687,200                 (174,105)
------------------------------------------------------------------------------------------------------------------------
e32    + (-) INCOME TAXES PAID OR RETURNED                                           (449,217)                 (254,530)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
e08    NET CASH FLOW FROM INVESTING ACTIVITIES                                       (144,649)               (8,802,003)
------------------------------------------------------------------------------------------------------------------------
e33    (-) PERMANENT INVESTMENT IN SHARES                                                    0               (8,470,226)
------------------------------------------------------------------------------------------------------------------------
e34    + DISPOSITION OF PERMANENT INVESTMENT IN SHARES                                       0                         0
------------------------------------------------------------------------------------------------------------------------
e35    (-) INVESTMENT IN PROPERTY PLANT AND EQUIPMENT                                (165,604)                 (377,014)
------------------------------------------------------------------------------------------------------------------------
e36    + SALE OF PROPERTY PLANT AND EQUIPMENT                                                0                         0
------------------------------------------------------------------------------------------------------------------------
e37    (-) INVESTMENT IN INTANGIBLE ASSETS                                                   0                         0
------------------------------------------------------------------------------------------------------------------------
e38    + DISPOSITION OF INTANGIBLE ASSETS                                                    0                         0
------------------------------------------------------------------------------------------------------------------------
e39    + OTHER PERMANENT INVESTMENTS                                                         0                         0
------------------------------------------------------------------------------------------------------------------------
e40    + DISPOSITION OF OTHER PERMANENT INVESTMENTS                                          0                         0
------------------------------------------------------------------------------------------------------------------------
e41    + DIVIDEND RECEIVED                                                                   0                         0
------------------------------------------------------------------------------------------------------------------------
e42    + INTEREST RECEIVED                                                              20,955                   110,125
------------------------------------------------------------------------------------------------------------------------
e43    + (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS                           0                         0
------------------------------------------------------------------------------------------------------------------------
e44    + (-) OTHER ITEMS                                                                     0                  (64,888)
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
e10    NET CASH FROM FINANCING ACTIVITIES                                             (43,154)                 1,714,628
------------------------------------------------------------------------------------------------------------------------
e45    + BANK FINANCING                                                                      0                 1,483,366
------------------------------------------------------------------------------------------------------------------------
e46    + STOCK MARKET FINANCING                                                              0                      (56)
------------------------------------------------------------------------------------------------------------------------
e47    + OTHER FINANCING                                                                     0                         0
------------------------------------------------------------------------------------------------------------------------
e48    (-) BANK FINANCING AMORTIZATION                                                 (8,777)                 (927,583)
------------------------------------------------------------------------------------------------------------------------
e49    (-) STOCK MARKET FINANCING AMORTIZATION                                               0                         0
------------------------------------------------------------------------------------------------------------------------
e50    (-) OTHER FINANCING AMORTIZATION                                                      0                         0
------------------------------------------------------------------------------------------------------------------------
e51    + (-) INCREASE (DECREASE ) IN CAPITAL STOCK                                           0                   112,269
------------------------------------------------------------------------------------------------------------------------
e52    (-) DIVIDENDS PAID                                                                    0                         0
------------------------------------------------------------------------------------------------------------------------
e53    + PREMIUM ON ISSUANCE OF SHARES                                                       0                 1,056,887
------------------------------------------------------------------------------------------------------------------------
e54    + CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                                          0                         0
------------------------------------------------------------------------------------------------------------------------
e55    (-) INTEREST EXPENSE                                                           (21,270)                  (29,218)
------------------------------------------------------------------------------------------------------------------------
e56    (-) REPURCHASE OF SHARES                                                              0                         0
------------------------------------------------------------------------------------------------------------------------
e57    + (-) OTHER ITEMS                                                              (13,107)                    18,963
------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                 DATE PER SHARE
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------
REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
 D                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
d01    BASIC PROFIT PER ORDINARY SHARE (**)                                   $ 0.52                    $ 3.85
---------------------------------------------------------------------------------------------------------------------
d02    BASIC PROFIT PER PREFERRED SHARE (**)                                  $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------
d03    DILUTED PROFIT PER ORDINARY SHARE (**)                                 $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------
d04    EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON
       SHARE (**)                                                             $ 0.52                    $ 3.85
---------------------------------------------------------------------------------------------------------------------
d05    DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE
       (**)                                                                   $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------
d08    CARRYING VALUE PER SHARE                                               $39.03                    $35.53
---------------------------------------------------------------------------------------------------------------------
d09    CASH DIVIDEND ACCUMULATED PER SHARE                                    $ 0.00                    $ 0.00
---------------------------------------------------------------------------------------------------------------------
d10    DIVIDEND IN SHARES PER SHARE                                             0.00 shares               0.00 shares
---------------------------------------------------------------------------------------------------------------------
d11    MARKET PRICE TO CARRYING VALUE                                           0.92 times                0.90 times
---------------------------------------------------------------------------------------------------------------------
d12    MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE                         52.13 times                8.32 times
---------------------------------------------------------------------------------------------------------------------
d13    MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)                    0.00 times                0.00 times
---------------------------------------------------------------------------------------------------------------------

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

---------------------------------------------------------------------------------------------------------------------
REF                             CATEGORIES                              QUARTER OF PRESENT        QUARTER OF PREVIOUS
 P                                                                        FINANCIAL YEAR            FINANCIAL YEAR
---------------------------------------------------------------------------------------------------------------------
       YIELD
---------------------------------------------------------------------------------------------------------------------
p01    NET INCOME TO NET SALES                                                 5.55%                     8.53%
---------------------------------------------------------------------------------------------------------------------
p02    NET INCOME TO STOCKHOLDERS' EQUITY (**)                                 1.54%                    11.19%
---------------------------------------------------------------------------------------------------------------------
p03    NET INCOME TO TOTAL ASSETS (**)                                         1.12%                     7.51%
---------------------------------------------------------------------------------------------------------------------
p04    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------
p05    INCOME DUE TO MONETARY POSITION TO NET INCOME                           0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       ACTIVITY
---------------------------------------------------------------------------------------------------------------------
p06    NET SALES TO NET ASSETS (**)                                         0.71 times                1.08 times
---------------------------------------------------------------------------------------------------------------------
p07    NET SALES TO FIXED ASSETS (**)                                       2.20 times                3.51 times
---------------------------------------------------------------------------------------------------------------------
p08    INVENTORIES TURNOVER (**)                                            1.39 times                3.37 times
---------------------------------------------------------------------------------------------------------------------
p09    ACCOUNTS RECEIVABLE IN DAYS OF SALES                                   41 days                   36 days
---------------------------------------------------------------------------------------------------------------------
p10    PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                       7.00%                     6.14%
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       LEVERAGE
---------------------------------------------------------------------------------------------------------------------
p11    TOTAL LIABILITIES TO TOTAL ASSETS                                      27.64%                    32.83%
---------------------------------------------------------------------------------------------------------------------
p12    TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY                            0.38 times                0.49 times
---------------------------------------------------------------------------------------------------------------------
p13    FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      23.52%                    43.90%
---------------------------------------------------------------------------------------------------------------------
p14    LONG-TERM LIABILITIES TO FIXED ASSETS                                   0.00%                     0.00%
---------------------------------------------------------------------------------------------------------------------
p15    OPERATING INCOME TO INTEREST PAID                                    22.02 times              128.01 times
---------------------------------------------------------------------------------------------------------------------
p16    NET SALES TO TOTAL LIABILITIES (**)                                  2.59 times                3.30 times
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
       LIQUIDITY
---------------------------------------------------------------------------------------------------------------------
p17    CURRENT ASSETS TO CURRENT LIABILITIES                                3.22 times                2.27 times
---------------------------------------------------------------------------------------------------------------------
p18    CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES                 1.21 times                0.94 times
---------------------------------------------------------------------------------------------------------------------
p19    CURRENT ASSETS TO TOTAL LIABILITIES                                  1.59 times                1.39 times
---------------------------------------------------------------------------------------------------------------------
p20    AVAILABLE ASSETS TO CURRENT LIABILITIES                                41.04%                    10.00%
---------------------------------------------------------------------------------------------------------------------

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                 DIRECTOR REPORT
                                                                    CONSOLIDATED

Nine-Month Period Ended September 30, 2009 compared to Nine-Month Period Ended September 30, 2008

Net Sales

Net sales decreased 48% to Ps. 14,277 million in the nine-month period ended September 30, 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,854 million) compared to Ps. 27,567 million in the same period 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,586 million). Shipments of finished steel products decreased 35% to 1,528 thousand tons in the nine-month period ended September 30, 2009 (including the net sales generated by the newly acquired plants of Grupo San of 386 thousand tons) compared to 2,357 thousand tons in the same period 2008 (including the net sales generated by the newly acquired plants of Grupo San of 144 thousand tons). Total sales outside of Mexico in the nine-month period ended September 30, 2009 decreased 69% to Ps. 6,108 million (including the net sales generated by the newly acquired plants of Grupo San of Ps. 9 million) compared with Ps. 19,489 million in the same period 2008, (including the net sales generated by the newly acquired plants of Grupo San of Ps. 97 million) while total Mexican sales increased 1% from Ps. 8,078 million in the nine-month period ended September 30, 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,489 million) to Ps. 8,169 millions in the same period 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 2,845 million). The decrease in sales is due to lower shipments during the nine-month period ended September 30, 2009, compared to the same period in 2008 (a 829,000 tons decrease). The average price of steel products decreased 20% in the nine-month period ended September 30, 2009 compared with the same period of 2008.

Direct Cost of Sales

Direct cost of sales decreased 48% from Ps. 22,469 million in the nine-month period ended September 30, 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 970 million) to Ps. 11,610 million in the same period 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 1,912 million). Direct cost of sales as a percentage of net sales represented 81% in the nine-month period ended September 30, 2009 compared to 82% in the same period 2008. The average cost of raw materials used to produce steel products decreased 20% in the nine-month period ended September 30, 2009 versus the same period 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit in the nine-month period ended September 30, 2009 was Ps. 2,667 million (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 942 million) compared to Ps. 5,098 million in the same period 2008 (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 616 million). Marginal profit as a percentage of net sales in the nine-month period ended September 30, 2009 was 19% compared to 18% in the same period 2008. The decline in marginal profit is due to lower shipments of 35% during the nine-month period ended September 30, 2009 compared with the same period of 2008.

Operating Expenses

Operating expenses increased 23% to Ps. 1,665 million in the nine-month period ended September 30, 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 331 million and the amortization of the tangible and intangible assets of Ps. 269 million registered by the acquisition of Grupo San) compared to Ps. 1,358 million in the same period 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 202 million), and represented 12% of net sales in the nine-month period ended September 30, 2009 and 5% of net sales in the same period 2008.

Operating Income

Operating income decreased 73% to Ps. 1,002 million for the nine-month period ended September 30, 2009 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 342 million) compared to Ps. 3,740 million in the same period 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 414 million). Operating income as a percentage of net sales was 7% in the nine-month period ended September 30, 2009 compared to 14% in the same period 2008. The decline in operating income is due to lower shipments of 35% during the nine-month period ended September 30, 2009 compared with the same period of 2008.

Comprehensive Financial Cost

Comprehensive financial cost in the nine-month period ended September 30, 2009 represented an expense of Ps. 49 million compared with an expense of Ps. 233 million in the same period 2008. Net interest expense was Ps. 24 million in the nine-month period ended September 30, 2009 compared with a net interest income of Ps. 81 million in the same period 2008. At the same time, we registered an exchange loss of Ps. 25 million in the nine-month period ended September 30, 2009 compared with an exchange loss of Ps. 314 million in the same period 2008, reflecting a 0.3% increase in the value of the peso versus the dollar in the nine-month period ended September 30, 2009 compared to the same period of 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 7 million in the nine-month period ended September 30, 2009 compared to other income net of Ps. 53 million in the same period 2008.

Income Taxes

Income Taxes recorded a provision of Ps. 168 million in the nine-month period ended September 30, 2009 (including the provision of Ps. 15 million of deferred income taxes) compared to Ps. 1,209 million in the same period of 2008 (including the provision of Ps. 771 million of deferred income taxes).

Net Income

As a result of the foregoing, net income decreased by 66% to Ps. 792 million in the nine-month period ended September 30, 2009 from Ps. 2,351 million in the same period 2008.

Liquidity and Capital Resources

As of September 30, 2009, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on September 30, 2009 was U.S. $411,654). As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

Comparative third quarter 2009 vs second quarter 2009

Net Sales

Net sales increased 21% from Ps. 4,161 million for the second quarter 2009 to Ps. 5,035 million for the third quarter 2009. Sales in tons of finished steel increased 17% to 551 thousand tons in the third quarter 2009 compared with 471 thousand tons in the second quarter 2009. The total sales outside of Mexico for the third quarter 2009 increased 53% to Ps. 2,348 million compared with Ps. 1,538 million for the second quarter 2009. Total Mexican sales increased 2% to Ps. 2,687 million in the third quarter 2009 from Ps. 2,623 million in the second quarter 2009. Prices of finished products sold in the third quarter 2009 increased approximately 3% compared to the second quarter 2009.

Direct Cost of Sales

Direct cost of sales increased 30% from Ps. 3,256 million in the second quarter 2009 to Ps. 4,243 million for the third quarter 2009. With respect to sales, in the third quarter 2009, the direct cost of sales represents 85% compared to 78% for the second quarter 2009. The average cost of raw materials used to produce steel products increased 12% in the third quarter 2009 versus the second quarter 2009, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit for the third quarter 2009 decreased 12% to Ps. 792 million compared to Ps. 905 million in the second quarter 2009. The marginal profit as a percentage of net sales for the third quarter 2009 was 16% compared with 22% for the second quarter of 2009. The decline in marginal profit is due to the increase in the cost of raw materials used to produce steel products in the third quarter 2009 versus the second quarter 2009.

Operating Expenses

Operating expenses decreased 1% to Ps. 537 million in the third quarter 2009 compared to Ps. 543 million for the second quarter 2009. Operating expenses as a percentage of net sales represented 11% during the third quarter 2009 and 13% during the second quarter 2009.

Operating Income

Operating income decreased 30% from an operating income of Ps. 362 million in the second quarter 2009 to Ps. 255 million of operating income for the third quarter 2009. The operating income as a percentage of net sales in the third quarter 2009 was 5% compared to 9% in the second quarter 2009. The decrease in operating income is due to the increase in the cost of raw materials used to produce steel products in the third quarter 2009 versus the second quarter 2009.

Comprehensive Financial Income (Cost)

Comprehensive financial income for the third quarter 2009 represented a gain of Ps. 12 million compared with an expense of Ps. 121 million for the second quarter 2009. Net interest expense was Ps. 13 million in the third quarter 2009 compared with Ps. 8 million of net interest expense in the second quarter 2009. At the same time we registered an exchange gain of Ps. 25 million in the third quarter 2009 compared with an exchange loss of Ps. 113 million in the second quarter 2009.

Other Expenses (Income) net

The company recorded other income net of Ps. 7 million in the third quarter 2009 compared with other expense net of Ps. 1 million for the second quarter 2009.

Income Taxes

Income Taxes for the third quarter 2009 was an expense of Ps. 7 million compared to Ps. 154 million of expense for the second quarter 2009.

Net Income

As a result of the foregoing, net income was Ps. 267 million in the third quarter 2009 compared to Ps. 86 million of net income in the second quarter 2009.

Comparative third quarter 2009 vs third quarter 2008

Net Sales

Net sales decreased 52% from Ps. 10,533 million for the third quarter 2008 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 1,073 million) to Ps. 5,035 million for the third quarter 2009 (including the net sales generated by the newly acquired plants of Grupo San of Ps. 955 million). Sales in tons of finished steel decreased 31% to 551 thousand tons in the third quarter 2009 compared with 795 thousand tons in the third quarter 2008. The total sales outside of Mexico for the third quarter 2009 decreased 68% to Ps. 2,348 million compared with Ps. 7,317 million for the third quarter 2008. Total Mexican sales decreased 16% to Ps. 2,687 million in the third quarter 2009 from Ps. 3,216 million in the third quarter 2008. Prices of finished products sold in the third quarter 2009 decreased approximately 31% compared to the third quarter 2008.

Direct Cost of Sales

Direct cost of sales decreased 51% from Ps. 8,726 million in the third quarter 2008 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 663 million) to Ps. 4,243 million for the third quarter 2009 (including the cost of sales generated by the newly acquired plants of Grupo San of Ps. 671 million). With respect to sales, in the third quarter 2009, the direct cost of sales represents 84% compared to 83% for the third quarter 2008. The average cost of raw materials used to produce steel products decreased 30% in the third quarter 2009 versus the third quarter 2008, primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit

Marginal profit for the third quarter 2009 decreased 56% to Ps. 792 million (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 284 million) compared to Ps. 1,807 million in the third quarter 2008 (including the marginal profit generated by the newly acquired plants of Grupo San of Ps. 410 million). The marginal profit as a percentage of net sales for the third quarter 2009 was 16% compared with 17% for the third quarter 2008. The decline in marginal profit is due to lower shipments of 31% during the third quarter 2009 compared with the third quarter 2008.

Operating Expenses

Operating expenses decreased 5% to Ps. 537 million in the third quarter 2009 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 109 million and the amortization of the tangible and intangible assets of Ps. 89 million registered by the acquisition of Grupo San) compared to Ps. 564 million for the third quarter 2008 (including the operating expenses from the newly acquired plants of Grupo San of Ps. 149 million). Operating expenses as a percentage of net sales represented 11% during the third quarter 2009 and 5% during the third quarter 2008.

Operating Income

Operating income decreased 79% from an operating income of Ps. 1,243 million in the third quarter 2008 (including the operating income generated by the newly acquired plants of Grupo San of Ps. 261 million) to Ps. 255 million of operating income for the third quarter 2009 (including the operating loss generated by the newly acquired plants of Grupo San of Ps. 86 million). The operating income as a percentage of net sales in the third quarter 2009 was 5% compared to 12% in the third quarter 2008. The decrease in operating income is due to lower shipments of 31% during the third quarter 2009 compared with the third quarter 2008.

Comprehensive Financial Income (Cost)

Comprehensive financial income for the third quarter 2009 represented a gain of Ps. 12 million compared with a gain of Ps. 25 million for the third quarter 2008. Net interest expense was Ps. 13 million in the third quarter 2009 compared with Ps. 11 million of net interest expense in the third quarter 2008. At the same time we registered an exchange gain of Ps. 25 million in the third quarter 2009 compared with an exchange gain of Ps. 36 million in the third quarter 2008.

Other Expenses (Income) net

The company recorded other income net of Ps. 7 million in the third quarter 2009 compared with other income net of Ps. 49 million for the third quarter 2008.

Income Taxes

Income Taxes for the third quarter 2009 was an expense of Ps. 7 million compared to Ps. 483 million of income for the third quarter 2008.

Net Income

As a result of the foregoing, net income was Ps. 267 million in the third quarter 2009 compared to Ps. 834 million of net income in the third quarter 2008.

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                            FINANCIAL STATEMENT NOTES
                                  CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - Below is a summary of the most significant accounting policies and practices used in the preparation of the consolidated financial statements, in conformity with Mexican Financial Reporting Standards
(MFRS), which include Bulletins and Circulars issued by the Accounting Principles Commission (CPC) of the Mexican Institute of Public Accountants
(IMCP) which have not been amended, replaced or abrogated by MFRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigacion y Desarrollo de Normas de Informacion Financiera, A.C. (CINIF).

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

o     Simec International, S.A. de C.V.

o     Industrias del Acero y del Alambre, S.A. de C.V.

o     Pacific Steel Inc.

o     SimRep Corporation and PAV Republic and Subsidiaries

o     Corporacion Aceros DM, S.A. de C.V. and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - Domestic subsidiaries' inventories are recorded initially at average cost under the direct costing system. Foreign subsidiaries' inventories are valued on a last-in, first-out (LIFO). For translation effects into MFRS the inventories have been adjusted from LIFO to average cost under the direct costing system.

Billet finished goods and work in process, raw materials and materials, supplies and rollers - At the average cost.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Derivative financial instruments-- During 2009, 2008 and 2007 the Company used derivative financial instruments for hedging risks associated with natural gas prices for which it conducted studies on historical consumption, future requirement and commitments acquired, thus diminishing its exposure to risks other than its normal operating risks.

To mitigate the risks associated with changes in natural gas prices occurring naturally as a result of the supply and demand on international markets, the Company uses natural gas cash-flow exchange contracts or natural gas swaps to offset fluctuations in the price of natural gas, whereby the Company receives a floating price and pays a fixed price. Fluctuations in natural gas prices from volumes consumed are recognized as part of the Company's operating cost.

The fair value of these assets or liabilities is restated at the end of each month based on the new estimate. The Company periodically evaluates the changes in cash flows of the derivative instrument to analyze if the swaps are highly effective for mitigating the exposure to natural gas price fluctuations. A hedge instrument is considered to be highly effective when changes in its fair value or cash flows of the primary position are compensated on a regular or cumulatively basis, by changes in fair value or cash flows of the hedging instrument in a range between 80% and 125%. In 2009, 2008 and 2007 the fair value of derivatives that did not qualify for hedge accounting was adjusted through Statement of Income. For the derivatives that qualified for hedge accounting their fair value was adjusted through the Stockholders' equity in the caption Fair value of derivative financial instruments until such time as the related item the derivative hedges is recognized in income. At that time, the fair value included in Stockholders' equity is also recognized in income. The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin, until December 31, 2007. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The estimated useful lives of assets as of September 30, 2009 are as follows:

                                                               Years
                                                               -----
        Buildings........................................... 15 to 50
        Machinery and equipment ............................ 10 to 40
        Buildings and improvements (Republic)............... 10 to 25
        Land improvements (Republic)........................  5 to 25
        Machinery and equipment (Republic)..................  5 to 20

g. Other assets - Organization and pre-operating expenses are capitalized and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Income taxes - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for monetary assets and liabilities.

- Applying the prevailing historical exchange rate for nonmonetary assets and liabilities and for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at September 30, 2009 sales to five customers accounted for approximately 34% of the Republic's sales. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

(2) Financial Debt:

As of September 30, 2009, Simec's total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on September 30, 2009 was U.S. $411,654). As of December 31, 2008, Simec's total consolidated debt consisted of U.S. $952,000; U.S. $650,000 is a credit bank and U.S. $302,000 of 8 7/8% medium-term notes ("MTN's") due 1998 (accrued interest on December 31, 2008 was U.S. $387,882).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 7,761 (U.S. $574,680) at September 30, 2009, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                         RELATIONS OF SHARES INVESTMENTS

                                                                                                                   CONSOLIDATED
-------------------------------------------------------------------------------------------------------------------------------
                   COMPANY NAME                                    MAIN ACTIVITIES                      NUMBER OF     OWNERSHIP
                                                                                                         SHARES
-------------------------------------------------------------------------------------------------------------------------------
SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------------------
Cia Siderurgica de Guadalajara                          Production and sales of steel products                          99.99
-------------------------------------------------------------------------------------------------------------------------------
Simec International                                     Production and sales of steel products                          99.99
-------------------------------------------------------------------------------------------------------------------------------
Arrendadora Simec                                       Production and sales of steel products                         100.00
-------------------------------------------------------------------------------------------------------------------------------
Undershaft                                                           Sub-Holding                                       100.00
-------------------------------------------------------------------------------------------------------------------------------
Pacific Steel                                                       Scrap purchase                                     100.00
-------------------------------------------------------------------------------------------------------------------------------
Cia. Siderurgica del Pacifico                                        Rent of land                                       99.99
-------------------------------------------------------------------------------------------------------------------------------
Coordinadora de Servicios Siderurgicos de Calidad              Administrative services                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Comercializadora Simec                                         Sales of steel products                                  99.99
-------------------------------------------------------------------------------------------------------------------------------
Industrias del Acero y del Alambre                             Sales of steel products                                  99.99
-------------------------------------------------------------------------------------------------------------------------------
Procesadora Mexicali                                                Scrap purchase                                      99.99
-------------------------------------------------------------------------------------------------------------------------------
Servicios Simec                                                Administrative services                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Sistemas de Transporte de Baja California                          Freight services                                    100.00
-------------------------------------------------------------------------------------------------------------------------------
Operadora de Metales                                           Administrative services                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios Siderurgicos de Tlaxcala                Administrative services                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Administradora de Servicios Siderurgicos de Tlaxcala           Administrative services                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Operadora de Servicios de la Industria Siderurgica             Administrative services                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
SimRep                                                               Sub-Holding                                        50.22
-------------------------------------------------------------------------------------------------------------------------------
Republic Engineered Products                            Production and sales of steel products                          50.22
-------------------------------------------------------------------------------------------------------------------------------
CSG Comercial                                                  Sales of steel products                                  99.95
-------------------------------------------------------------------------------------------------------------------------------
Comercializadora de Aceros de Tlaxcala                         Sales of steel products                                  99.95
-------------------------------------------------------------------------------------------------------------------------------
Siderurgica de Baja California                                 Sales of steel products                                  99.95
-------------------------------------------------------------------------------------------------------------------------------
Corporacion Aceros DM                                                Sub-Holding                                        99.99
-------------------------------------------------------------------------------------------------------------------------------
Productos Siderurgicos de Tlaxcala                             Sales of steel products                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Comercializadora MSAN                                          Sales of steel products                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Comercializadora Aceros DM                                     Sales of steel products                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Promotora de Aceros San Luis                                   Sales of steel products                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Arrendadora Norte de Matamoros                                           Land                                           85.00
-------------------------------------------------------------------------------------------------------------------------------
Procesadora Industrial                                         Administrative services                                  99.99
-------------------------------------------------------------------------------------------------------------------------------
Acero Transporte San                                               Freight services                                    100.00
-------------------------------------------------------------------------------------------------------------------------------
Simec International 2                                   Production and sales of steel products                          99.99
-------------------------------------------------------------------------------------------------------------------------------
Simec International 3                                   Production and sales of steel products                          99.99
-------------------------------------------------------------------------------------------------------------------------------
Simec International 4                                   Production and sales of steel products                          99.99
-------------------------------------------------------------------------------------------------------------------------------
Simec International 5                                   Production and sales of steel products                          99.99
-------------------------------------------------------------------------------------------------------------------------------
Simec Acero                                                    Sales of steel products                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Simec USA                                                      Sales of steel products                                 100.00
-------------------------------------------------------------------------------------------------------------------------------
Pacific Projects                                               Administrative services                                 100.00
-------------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENT IN SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------------------

ASSOCIATEDS
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                            0
-------------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATEDS                                                                                             0
-------------------------------------------------------------------------------------------------------------------------------
OTHER PERMANENT INVESTMENTS                                                                                              0.00
-------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                                       0
-------------------------------------------------------------------------------------------------------------------------------

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                               CREDITS BREAK DOWN
                          (THOUSANDS OF MEXICAN PESOS)

                                                                                             CONSOLIDATED
---------------------------------------------------------------------------------------------------------
                                                       Denominated in Pesos (Thousands of Pesos)
---------------------------------------------------------------------------------------------------------
Credit Type /       Amortization   Rate of
Institution             Date       Interest                         Time Interval
---------------------------------------------------------------------------------------------------------
                                                                                                 Until 5
                                                                                                  Years
                                             Current    Until 1     Until 2   Until 3   Until 4     or
                                              Year        Year       Years     Years     Years     More
---------------------------------------------------------------------------------------------------------
BANKS
---------------------------------------------------------------------------------------------------------
With Warranty                                      0           0        0         0        0         0
---------------------------------------------------------------------------------------------------------
                                    LIBOR+
GE CAPITAL           20/05/2010     0.25           0           0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL BANKS                                        0           0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
LISTED IN THE
STOCK EXCHANGE
---------------------------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------------------------------------------------------------------------------------
Medium Term Notes    15/12/1998       9.33         0           0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL STOCK
EXCHANGE                                           0           0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
SUPPLIERS
---------------------------------------------------------------------------------------------------------
Various                                      593,290           0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                              593,290           0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
OTHER LOANS WITH
COST
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL                                              0           0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES
WITHOUT
COST
---------------------------------------------------------------------------------------------------------
Various                                            0   1,350,554        0         0        0         0
---------------------------------------------------------------------------------------------------------
TOTAL                                              0   1,350,554        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL                                        593,290   1,350,554        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                                                 Denominated in Foreign Currency (Thousands of Pesos)
---------------------------------------------------------------------------------------------------------
Credit Type /       Amortization   Rate of
Institution             Date       Interest                        Time Interval
---------------------------------------------------------------------------------------------------------
                                                                                                  Until 5
                                                                                                   Years
                                              Current     Until 1     Until 2   Until 3  Until 4     or
                                               Year         Year       Years     Years    Years     More
---------------------------------------------------------------------------------------------------------
BANKS
---------------------------------------------------------------------------------------------------------
With Warranty                                        0          0        0         0        0         0
---------------------------------------------------------------------------------------------------------
                                    LIBOR+
GE CAPITAL           20/05/2010     0.25             0          0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL BANKS                                          0          0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
LISTED IN THE
STOCK EXCHANGE
---------------------------------------------------------------------------------------------------------
UNSECURED DEBT
---------------------------------------------------------------------------------------------------------
Medium Term Notes    15/12/1998       9.33       4,078          0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL STOCK
EXCHANGE                                         4,078          0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
SUPPLIERS
---------------------------------------------------------------------------------------------------------
Various                                      1,426,781          0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                              1,426,781          0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
OTHER LOANS WITH
COST
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL                                                0          0        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES
WITHOUT
COST
---------------------------------------------------------------------------------------------------------
Various                                              0    560,429        0         0        0         0
---------------------------------------------------------------------------------------------------------
TOTAL                                                0    560,429        0         0        0         0
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
TOTAL                                        1,430,859    560,429        0         0        0         0
---------------------------------------------------------------------------------------------------------

NOTES: The exchange rate of the peso to the U.S. Dollar at September 30, 2009 was Ps. 13.5042

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                       MONETARY FOREIGN CURRENCY POSITION
                          (Thousands of Mexican Pesos)

                                                                                                                 CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------------
                                                        DOLLARS                        OTHER CURRENCIES              TOTAL
-----------------------------------------------------------------------------------------------------------------------------
   FOREIGN CURRENCY POSITION                 THOUSANDS OF     THOUSANDS OF      THOUSANDS OF     THOUSANDS OF    THOUSANDS OF
                                                DOLLARS          PESOS             DOLLARS           PESOS           PESOS
-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                    213,374        2,881,453                1                16        2,881,469
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES POSITION                            146,738        1,981,570              719             9,718        1,991,288
-----------------------------------------------------------------------------------------------------------------------------
SHORT TERM LIABILITIES POSITION                 146,738        1,981,570              719             9,718        1,991,288
-----------------------------------------------------------------------------------------------------------------------------
LONG TERM LIABILITIES POSITION                        0                0                0                 0                0
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
NET BALANCE                                      66,636          899,883            (718)           (9,702)          890,181
-----------------------------------------------------------------------------------------------------------------------------

NOTES

      THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT SEPTEMBER 30, 2009 WAS PS. 13.5042

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                DEBT INSTRUMENTS

                                                                    CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

                                MEDIUM TERM NOTES

      A)    Current assets to current liabilities must be 1.0 times or more.

      B)    Total liabilities to total assets do not be more than 0.60.

      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      This notes was offered in the international market.

                      ACTUAL SITUATION OF FINANCIAL LIMITED

      MEDIUM TERM NOTES

      A)    Accomplished the actual situation is 3.22 times.

      B)    Accomplished the actual situation is 0.28

      C)    Accomplished the actual situation is 39.87

      As of September 30, 2009, the remaining balance of the MTNs not exchanged amounts to Ps. 4,078 ($302,000 dollars).

      C.P. Jose Flores Flores
      Chief Financial Officer

                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                                                                                              CONSOLIDATED
--------------------------------------------------------------------------------------------------------------------------
                PLANT OR CENTER                            ECONOMIC ACTIVITY             PLANT CAPACITY    UTILIZATION (%)
--------------------------------------------------------------------------------------------------------------------------
GUADALAJARA MINI MILL                            PRODUCTION AND SALES OF STEEL PRODUCTS        480              79.07
--------------------------------------------------------------------------------------------------------------------------
MEXICALI MINI MILL                               PRODUCTION AND SALES OF STEEL PRODUCTS        250              76.80
--------------------------------------------------------------------------------------------------------------------------
INDUSTRIAS DEL ACERO Y DEL ALAMBRE               SALE OF STEEL PRODUCTS                          0               0.00
--------------------------------------------------------------------------------------------------------------------------
APIZACO AND CHOLULA PLANTS                       PRODUCTION AND SALES OF STEEL PRODUCTS        460              77.00
--------------------------------------------------------------------------------------------------------------------------
CANTON CASTER FACILITY                           PRODUCTION OF BILLET                         1,380             40.10
--------------------------------------------------------------------------------------------------------------------------
LORAIN CASTER FACILITY                           PRODUCTION OF BILLET                         1,150              0.00
--------------------------------------------------------------------------------------------------------------------------
LORAIN HOT-ROLLING MILL                          PRODUCTION AND SALES OF STEEL PRODUCTS        840              28.90
--------------------------------------------------------------------------------------------------------------------------
LACKAWANNA HOT-ROLLING MILL                      PRODUCTION AND SALES OF STEEL PRODUCTS        600              42.40
--------------------------------------------------------------------------------------------------------------------------
MASSILLON COLD-FINISH FACILITY                   PRODUCTION AND SALES OF STEEL PRODUCTS        125              44.60
--------------------------------------------------------------------------------------------------------------------------
GARY COLD-FINISH FACILITY                        PRODUCTION AND SALES OF STEEL PRODUCTS        70               23.70
--------------------------------------------------------------------------------------------------------------------------
ONTARIO COLD-FINISH FACILITY                     PRODUCTION AND SALES OF STEEL PRODUCTS        60               41.80
--------------------------------------------------------------------------------------------------------------------------
SAN LUIS POTOSI COLD-FINISH FACILITY             PRODUCTION AND SALES OF STEEL PRODUCTS        600              85.82
--------------------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                               MAIN RAW MATERIALS

                                                                                                  CONSOLIDATED
--------------------------------------------------------------------------------------------------------------
                                                                                   DOMESTIC         COST
  DOMESTIC           MAIN SUPPLIERS           FOREIGN          MAIN SUPPLIERS    SUBSTITUTION   PRODUCTION (%)
--------------------------------------------------------------------------------------------------------------
PLANTS IN USA                             SCRAP                    VARIOUS            NO            30.20
--------------------------------------------------------------------------------------------------------------
SCRAP                    VARIOUS          PLANTS IN MEXICO                                          55.01
--------------------------------------------------------------------------------------------------------------
FERROALLOYS              VARIOUS          PLANTS IN MEXICO                            YES            7.93
--------------------------------------------------------------------------------------------------------------
PLANTS IN USA                             FERROALLOYS              VARIOUS            NO            12.10
--------------------------------------------------------------------------------------------------------------
ELECTRODES               VARIOUS          PLANTS IN MEXICO         VARIOUS            YES            2.83
--------------------------------------------------------------------------------------------------------------
PLANTS IN USA                             ELECTRODES               VARIOUS            NO             3.00
--------------------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                 DOMESTIC SALES

--------------------------------------------------------------------------------
    MAIN PRODUCTS                   NET SALES               MAIN DESTINATION
--------------------------------------------------------------------------------
                               VOLUME       AMOUNT       TRADEMARKS    CUSTOMERS
--------------------------------------------------------------------------------
COMMERCIAL PROFILES              741       5,868,080
--------------------------------------------------------------------------------
SPECIAL PROFILES                 268       2,300,614
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
T O T A L                                  8,168,694
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FOREIGN SALES                              6,108,582
--------------------------------------------------------------------------------
TOTAL                                     14,277,276
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                                                    CONSOLIDATED

                                  FOREIGN SALES

--------------------------------------------------------------------------------
    MAIN PRODUCTS                   NET SALES                     MAIN
--------------------------------------------------------------------------------
                               VOLUME       AMOUNT       TRADEMARKS    CUSTOMERS
--------------------------------------------------------------------------------
EXPORTS
--------------------------------------------------------------------------------
COMMERCIAL PROFILES               86         405,951
--------------------------------------------------------------------------------
SPECIAL PROFILES                  38         382,126
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
FOREIGN SUBSIDIARIES
--------------------------------------------------------------------------------
SPECIAL PROFILES                 433       5,320,505
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
T O T A L                                  6,108,582
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                            CONSTRUCTION IN PROGRESS

                                                                    CONSOLIDATED

THE PROJECTS IN PROGRESS AT SEPTEMBER 30, 2009, ARE:

     PROJECTS IN PROGRESS                             TOTAL INVESTMENT

PROJECTS IN REPUBLIC                                           237,566
PROJECTS IN MEXICALI                                           165,067
PROJECTS IN TLAXCALA                                            80,090
PROJECTS IN GUADALAJARA                                         17,268
PROJECTS IN SAN LUIS POTOSI                                     21,131

TOTAL INVESTMENT AT
SEPTEMBER 30, 2009                                             521,122
                                                               =======

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.


   TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF
            FOREIGN OPERATIONS INFORMATION RELATED TO BULLETIN B-15

                                                                    CONSOLIDATED

Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the foreign subsidiaries, were translated into pesos in conformity with Mexican accounting Bulletin MFRS B-15, Transactions in Foreign Currency.

The first step in the process of conversion of financial information of the operations is the determination of the functional currency, which is in first instance the currency of primary the economic surroundings of the foreign operation; nevertheless, despite the previous thing, the functional currency can differ from the premises or registry, in the measurement that this one does not represent the currency that fundamentally affects the cash flow of the operations abroad. The financial statements of the foreign subsidiaries were turned to Mexican pesos with the following procedure:

- Applying the prevailing exchange rate at the consolidated balance date for assets and liabilities.

- Applying the prevailing historical exchange rate for stockholders' equity accounts.

- Applying the prevailing the historical exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.

- The resulting effect of translation, the process of consolidation and to apply the participation method, is recorded in stockholders' equity under the accumulated effect by conversion forming part of the Comprehensive Income.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

TOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

------------------------------------------------------------------------------------------------
          NOMINAL  VALID                                                       CAPITAL STOCK
SERIES     VALUE   COUPON                 NUMBER OF SHARES                  (Thousands of Pesos)
------------------------------------------------------------------------------------------------
                             FIXED       VARIABLE                 FREE
                            PORTION      PORTION     MEXICAN   SUBSCRIPTION   FIXED    VARIABLE
------------------------------------------------------------------------------------------------
  B                       90,850,050   406,859,164      0      497,709,214   441,786   1,978,444
------------------------------------------------------------------------------------------------
TOTAL                     90,850,050   406,859,164      0      497,709,214   441,786   1,978,444
------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 497,709,214
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

TOCK EXCHANGE CODE: SIMEC                                 QUARTER: 3 YEAR: 2009
GRUPO SIMEC, S.A.B. DE C.V.

                                                                    CONSOLIDATED

            DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE
                     INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS THIRD QUARTER REPORT.

       ING LUIS GARCIA LIMON                      C.P. JOSE FLORES FLORES
      CHIEF EXECUTIVE OFFICER                     CHIEF FINANCIAL OFFICER

                    GUADALAJARA, JAL, AT OCTOBER 29 OF 2009.